Exhibit 99.1

AEGON improves earnings, sales and capital position

¡	Increase in underlying earnings and net income

-	Underlying earnings before tax increase by 21% to EUR 473 million

-	Net income improves significantly to EUR 657 million, driven mainly by underlying earnings, fair value items and lower impairments

-	Return on equity improves to 10.0%

¡	Increase in sales and deposits

-	New life sales up 7% to EUR 527 million, driven by increased sales in US, UK and New Markets

-	Gross deposits up 38% to EUR 9.4 billion as a result of strong third-party asset management inflows

-	Value of new business declines to EUR 120 million, mainly due to a change in business mix

¡	Continued strong capital position

-	Excess capital above S&P’s AA capital adequacy requirements increases to EUR 3.3 billion; earnings contribution and capital preservation measures were offset by repayment of EUR 0.5 billion to Dutch State

-	IGDa) solvency ratio of 205%

Statement of Alex Wynaendts, CEO

“During the third quarter AEGON achieved significantly improved year-over-year results, as measured by increases in underlying earnings, net income, new life sales and deposits. The strong earnings performance during the quarter was driven by growth across most businesses, strict cost control, higher equity markets and the strengthening of the US dollar against the euro. The quarter, however, also included the negative impact of changes in assumptions relating to customer behavior in our variable annuity business in the United States.

“AEGON’s continued strong franchise resulted in the increase in new life sales within nearly all country units, while our asset management business was the main driver of the significant increase in deposits. AEGON’s excess capital position improved to EUR 3.3 billion, after repaying an additional EUR 500 million to the Dutch State in August. We reaffirm our aim to complete full repayment by the end of June 2011, market conditions permitting.

“During the quarter, we made further progress in restructuring our business in the United Kingdom. We are similarly on track with our plans for AEGON’s life reinsurance business and will communicate further on the progress in due course.

“Overall, AEGON’s businesses performed well during the third quarter and are on track to deliver the benefits of our strategic priorities.”

KEY PERFORMANCE INDICATORS

	Notes	Q3 2010	Q2 2010%		Q3 2009%		YTD 2010	YTD 2009%
amounts in EUR millions b)
Underlying earnings before tax	1	473	522	(9)	390	21	1,483	707	110

Net income	2	657	413	59	145	—	1,442	(189)	—

New life sales	3	527	590	(11)	492	7	1,655	1,543	7

Gross deposits excluding run-off businesses	4	9,408	7,584	24	6,838	38	24,767	20,893	19

Value of new business (VNB)	5	120	148	(19)	169	(29)	414	551	(25)

Return on equity	6	10.0%	9.7%	3	9.7%	3	10.0%	4.6%	117

For notes see page 19.

Supplements: AEGON’s Q3 2010 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com

STRATEGIC HIGHLIGHTS

¡	First steps taken in restructuring UK business in order to achieve targeted cost reduction

¡	European Commission approves 2008 Dutch State support

AEGON’s ambition is to become a leader in all its chosen markets by 2015. This means becoming the most recommended life and pensions provider among customers, the preferred partner among distributors and the employer of choice among both current and prospective employees.

Achieving this ambition is based on three strategic priorities: to reallocate capital to areas that offer strong growth prospects and higher returns, to increase returns from the company’s existing businesses and to optimize ONE AEGON by increasing efficiency and making better use of the company’s global resources.

AEGON’s AMBITION

To be a leader in all our chosen markets by 2015

AEGON’S STRATEGIC PRIORITIES

¡	Reallocate capital

¡	Increase returns

¡	Optimize ONE AEGON

…resulting in sustainable, profitable growth.

Reallocate capital

AEGON has taken steps to sharpen its focus on the company’s three core businesses: life insurance, pensions and asset management. AEGON also intends to achieve a greater geographical balance by reallocating capital to the growth markets of Central & Eastern Europe, Asia and Latin America. As part of this approach, AEGON continuously assesses its businesses to ensure they meet the company’s requirements in terms of earnings growth, cash flow generation, return on capital and customer life cycle needs. Currently, AEGON is in the process of exploring strategic options for Transamerica Reinsurance, the company’s international life reinsurance activities, including finding a suitable buyer. At this stage, AEGON is not in a position to provide further details.

Improve risk profile

AEGON has recently further increased equity hedging on its GMIB back-book of variable annuities in the United States by extending its current macro equity hedge program. As a result, AEGON has now covered approximately 80% of the equity exposure from its back-book of GMIB variable annuity guarantees. The company expects to fully equity hedge this back-book by the end of 2012.

Increase returns

In all of its businesses worldwide, AEGON’s aim is to increase returns by increasing efficiency and delivering operational excellence. This will be achieved by further reducing costs while investing in core capabilities and improving service levels to ensure continued customer loyalty.

In the United Kingdom, AEGON is taking significant steps to improve its return on capital. AEGON is targeting to reduce cost by 25% in its UK life and pensions operations by the end of 2011, and is directing more resources to the key growth At-Retirement and Workplace Savings markets, where AEGON has leading positions. As part of this process, AEGON has restructured its UK’s sales division, has sold its third party pension administration business and is closing its employee benefits software business.

Approval European Commission

In August, AEGON received final approval from the European Commission regarding the capital support obtained from the Dutch State in December 2008 at the height of the financial crisis. AEGON has repaid a further EUR 500 million to the Dutch State and aims to repay the remaining EUR 1.5 billion by the end of June 2011, market conditions permitting.

FINANCIAL OVERVIEW

EUR millions	Q3 2010	Q2 2010%		Q3 2009%		YTD 2010	YTD 2009%
Underlying earnings before tax
Americas	376	437	(14)	324	16	1,192	467	155
The Netherlands	97	97	—	102	(5)	298	303	(2)
United Kingdom	28	22	27	(9)	—	78	19	—
New markets	55	40	38	42	31	141	122	16
Holding and other	(83)	(74)	(12)	(69)	(20)	(226)	(204)	(11)

Underlying earnings before tax	473	522	(9)	390	21	1,483	707	110

Fair value items	204	3	—	(196)	—	191	(380)	—
Realized gains / (losses) on investments	129	148	(13)	38	—	403	203	99
Impairment charges	(92)	(77)	(19)	(286)	68	(319)	(1,065)	70
Other income / (charges)	(14)	(60)	77	48	—	(51)	(328)	84
Run-off businesses	(28)	(49)	43	(34)	18	(137)	34	—

Income before tax	672	487	38	(40)	—	1,570	(829)	—
Income tax	(15)	(74)	80	185	—	(128)	640	—

Net income	657	413	59	145	—	1,442	(189)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	657	413	59	145	—	1,441	(189)	—
Minority interest	—	—	—	—	—	1	—	—

Net underlying earnings	395	390	1	348	14	1,166	615	90

Commissions and expenses	1,525	1,375	11	1,489	2	4,486	4,639	(3)
of which operating expenses	835	841	(1)	784	7	2,488	2,451	2

New life sales
Life single premiums	1,656	1,923	(14)	1,674	(1)	5,509	5,045	9
Life recurring premiums annualized	361	398	(9)	323	12	1,104	1,038	6

Total recurring plus 1/10 single	527	590	(11)	492	7	1,655	1,543	7

New life sales
Americas	171	167	2	145	18	483	423	14
The Netherlands	32	41	(22)	52	(38)	135	146	(8)
United Kingdom	264	308	(14)	245	8	837	763	10
New markets	60	74	(19)	50	20	200	211	(5)

Total recurring plus 1/10 single	527	590	(11)	492	7	1,655	1,543	7

New premium production accident and health insurance	146	148	(1)	126	16	442	436	1
New premium production general insurance	14	15	(7)	12	17	43	35	23

Gross deposits (on and off balance)
Americas	4,706	5,154	(9)	4,138	14	15,263	14,784	3
The Netherlands	525	624	(16)	1,145	(54)	1,892	2,327	(19)
United Kingdom	16	19	(16)	29	(45)	71	142	(50)
New markets	4,161	1,787	133	1,526	173	7,541	3,640	107

Total gross deposits excluding run-off businesses	9,408	7,584	24	6,838	38	24,767	20,893	19

Run-off businesses	—	—	—	51	—	—	934	—

Total gross deposits	9,408	7,584	24	6,889	37	24,767	21,827	13

Net deposits (on and off balance)
Americas	535	746	(28)	553	(3)	1,805	3,384	(47)
The Netherlands	(83)	55	—	355	—	39	580	(93)
United Kingdom	2	10	(80)	21	(90)	41	122	(66)
New markets	3,293	187	—	753	—	3,601	268	—

Total net deposits excluding run-off businesses	3,747	998	—	1,682	123	5,486	4,354	26
Run-off businesses	(1,081)	(1,837)	41	(3,272)	67	(5,117)	(7,598)	33

Total net deposits	2,666	(839)	—	(1,590)	—	369	(3,244)	—

REVENUE-GENERATING INVESTMENTS

	Sept. 30, 2010	June 30, 2010%
Revenue-generating investments (total)	404,894	408,589	(1)

Investments general account	145,625	151,394	(4)
Investments for account of policyholders	140,438	139,717	1
Off balance sheet investments third parties	118,831	117,478	1

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

AEGON’s underlying earnings increased to EUR 473 million in the third quarter, a significant improvement compared with the same period last year. This increase in earnings was mainly the result of growth in most businesses, strict cost control, higher equity markets and strengthening of the US dollar against the euro.

In the Americas, underlying earnings rose to EUR 376 million, primarily the result of higher fee and investment income, partly offset by charges of EUR 59 million related to changes in policyholder behavior assumptions. Underlying earnings in the Netherlands remained strong at EUR 97 million. In the United Kingdom, underlying earnings increased to EUR 28 million as earnings for the same period last year were affected by an exceptional charge of EUR 43 million related to a program to improve the consistency of customer records. Underlying earnings from New Markets increased to EUR 55 million as the contribution of AEGON Asset Management and associates was only partly offset by higher non-life claims in Central & Eastern Europe and continued investments in growth of the business in Asia. Higher funding costs and increased expenses resulted in EUR 83 million of expenses in the third quarter of 2010 for the holding company.

Net income

Net income increased significantly to EUR 657 million. This was primarily the result of higher underlying earnings, a positive contribution from fair value items, higher realized gains on investments and lower impairments.

Fair value items

In the third quarter, results from fair value items amounted to EUR 204 million. In the Americas, fair value items were positively impacted by lower implied volatility and favorable equity markets in the third quarter. In addition, the net hedge result was small, as hedge results from AEGON’s macro equity hedge program were more than offset by the effect of favorable equity markets on guarantees. In the Netherlands, the positive contribution was the result mainly of an increase in the fair value of guarantees, net of related hedges.

A narrowing of AEGON’s own credit spread, in addition to negative fair value movements in derivatives, resulted in a loss of EUR 60 million for the holding company.

Realized gains on investments

In the third quarter, realized gains on investments amounted to EUR 129 million. In the United States, gains were mainly related to normal trading in corporate investment grade bonds, while in the Netherlands gains were primarily due to sales of high yield and emerging market debt.

Impairment charges

Net impairments for the quarter amounted to EUR 92 million and were mostly linked to US housing related securities. Compared with the previous quarter, gross impairments remained at the same level, while recoveries declined.

Other charges

Other charges of EUR 14 million included EUR 12 million related to restructuring in the United Kingdom.

Run-off businesses

AEGON’s run-off businesses in the Americas recorded a loss in the third quarter of EUR 28 million, an improvement over recent quarters.

Income tax

Tax charges for the quarter amounted to EUR 15 million. These charges included EUR 46 million in tax benefits related to cross-border intercompany reinsurance transactions between the United States and Ireland and tax benefits of EUR 98 million resulting from the utilization of tax losses for which previously no deferred tax asset was recognized. In the United Kingdom, tax credits of EUR 29 million related to a reduction of the corporate tax rate from 28% to 27% effective from April 1, 2011 with consequential impact on deferred taxes.

Operating expenses

Operating expenses increased 7% to EUR 835 million due to a strengthening of the US dollar and pound sterling against the euro. At constant currencies, however, operating expenses declined 1% as result of a number of measures to reduce expenses, partly offset by investments in New Markets.

New life sales

New life sales increased 7% compared with the third quarter of 2009 to EUR 527 million as most units experienced growth. The main drivers behind the increase were retail life sales in the Americas, pension sales in the United Kingdom and favorable exchange rates, partly offset by lower sales in the Netherlands.

Deposits

Gross deposits, excluding run-off businesses, increased 38% to EUR 9.4 billion. This substantial increase was the result mainly of strong third-party asset management deposits.

Value of new business

Compared with the third quarter 2009, the value of new business declined considerably to EUR 120 million. In the Netherlands, the decline in value of new business is attributable to lower sales and a decrease in margins, while in the United Kingdom the main reason for the decline was a decrease in immediate annuity sales and margins. In the Americas, the value of new business declined mainly due to lower sales of fixed annuities in addition to lower margins in the life insurance businesses.

Revenue-generating investments

Revenue-generating investments decreased slightly compared with the end of the second quarter 2010 to EUR 405 billion, primarily as a result of a weakening of the US dollar against the euro.

Capital management

At the end of the third quarter, AEGON’s core capital position, excluding revaluation reserves, amounted to EUR 17.2 billion, equivalent to 74%7) of the company’s total capital base and above its target threshold of 70%. AEGON’s aim is to increase the proportion of core capital to at least 75% by the end of 2012.

AEGON’s revaluation reserves at September 30, 2010, increased significantly to EUR 2.3 billion. This significant improvement was mainly the result of an increase in the value of fixed income securities as a result of lower risk-free interest rates and a further narrowing in credit spreads.

Shareholders’ equity rose compared with the end of the second quarter to EUR 18 billion, mainly as a result of improved revaluation reserves and third quarter net income, partly offset by the weaker US dollar.

Excess capital above S&P’s AA capital adequacy requirements rose to EUR 3.3 billion, of which EUR 2 billion was held in operating units and EUR 1.3 billion at the holding company. An additional payment of EUR 563 million to the Dutch State was more than offset by the positive effect of earnings of EUR 0.6 billion and further capital preservation measures of EUR 0.3 billion.

During the third quarter of 2010, AEGON’s Insurance Group Directive (IGD) solvency ratio increased to 205%.

Improved longevity in the Netherlands

Updated mortality tables show a strong increase in life expectancy in the Dutch population. AEGON is in the process of assessing the possible impact of this on its insurance reserves. The company expects that adoption of these new mortality tables will have no immediate impact on earnings. However, higher longevity charges will impact underlying earnings over time. The impact on excess capital above S&P’s capital adequacy requirements is currently estimated to be less than EUR 250 million.

APPENDIX I • Americas •The Netherlands •United Kingdom •New Markets

FINANCIAL OVERVIEW, Q3 2010 GEOGRAPHICALLY

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	181	51	27	20	—	279
Individual savings and retirement products	112	—	—	5	—	117
Pensions	77	42	1	4	—	124
Life reinsurance	4	—	—	—	—	4
Non-life	—	3	—	(1)	—	2
Distribution	—	2	—	—	—	2
Asset Management	—	—	—	13	—	13
Other	—	—	—	—	(83)	(83)
Share in underlying earnings before tax of associates	2	(1)	—	14	—	15

Underlying earnings before tax	376	97	28	55	(83)	473

Fair value items	87	184	2	(9)	(60)	204
Realized gains / (losses) on investments	92	35	—	2	—	129
Impairment charges	(85)	(4)	(3)	—	—	(92)
Other income / (charges)	(1)	—	15	(5)	(23)	(14)
Run-off businesses	(28)	—	—	—	—	(28)

Income before tax	441	312	42	43	(166)	672
Income tax	39	(75)	11	(13)	23	(15)

Net income	480	237	53	30	(143)	657

Net underlying earnings	284	88	62	41	(80)	395

EMPLOYEE NUMBERS

	Sept. 30, 2010	June 30, 2010
Employees excluding agents	24,730	25,127
Agents	3,147	3,011

Total number of employees excluding Associates	27,877	28,138
AEGON’s share of employees (including agents) in Associates	3,157	3,320

Total	31,034	31,458

AMERICAS

USD millions	Notes	Q3 2010	Q2 2010%		Q3 2009%		YTD 2010	YTD 2009%
Underlying earnings before tax by line of business
Life and protection		220	241	(9)	244	(10)	655	666	(2)
Fixed annuities		112	125	(10)	78	44	358	218	64
Variable annuities		29	50	(42)	57	(49)	148	(398)	—
Retail mutual funds		3	—	—	(3)	—	3	(13)	—

Individual savings and retirement products		144	175	(18)	132	9	509	(193)	—
Employer solutions & pensions		101	95	6	47	115	282	153	84
Life reinsurance		4	33	(88)	20	(80)	79	7	—
Canada		13	15	(13)	5	160	39	11	—
Latin America		2	1	100	—	—	4	(4)	—

Underlying earnings before tax		484	560	(14)	448	8	1,568	640	145

Fair value items		117	(39)	—	(133)	—	(42)	99	—
Realized gains / (losses) on investments		121	21	—	(63)	—	175	(64)	—
Impairment charges		(111)	(73)	(52)	(287)	61	(375)	(1,106)	66
Other income / (charges)		—	(140)	—	(5)	—	(140)	(4)	—
Run- off businesses		(35)	(62)	44	(44)	20	(180)	46	—

Income before tax		576	267	116	(84)	—	1,006	(389)	—
Income tax		52	(12)	—	316	(84)	94	820	(89)

Net income		628	255	146	232	171	1,100	431	155

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		628	255	146	232	171	1,100	431	155

Net underlying earnings		367	412	(11)	408	(10)	1,187	594	100

Commissions and expenses		1,167	961	21	1,310	(11)	3,483	3,906	(11)
of which operating expenses		472	484	(2)	545	(13)	1,457	1,690	(14)

New life sales
Life single premiums		369	279	32	193	91	842	422	100
Life recurring premiums annualized		184	184	—	189	(3)	551	538	2

Total recurring plus 1/10 single		221	212	4	208	6	635	580	9

Life & protection		147	134	10	132	11	402	356	13
Employer solutions & pensions		6	4	50	5	20	19	23	(17)
Life reinsurance		41	46	(11)	49	(16)	134	148	(9)
Canada		15	16	(6)	16	(6)	46	41	12
Latin America		12	12	—	6	100	34	12	183

Total recurring plus 1/10 single		221	212	4	208	6	635	580	9

New premium production accident and health insurance		179	180	(1)	178	1	543	574	(5)

Gross deposits (on and off balance) by line of business
Life & protection		2	3	(33)	3	(33)	8	8	—
Fixed annuities		164	124	32	687	(76)	473	4,089	(88)
Variable annuities		956	1,028	(7)	861	11	2,793	2,587	8
Retail mutual funds		861	957	(10)	730	18	2,794	1,549	80

Individual savings & retirement products		1,981	2,109	(6)	2,278	(13)	6,060	8,225	(26)
Employer solutions & pensions		3,975	4,311	(8)	3,729	7	13,503	11,843	14
Life reinsurance		—	1	—	1	—	2	2	—
Canada		100	118	(15)	62	61	504	206	145

Total gross deposits excluding run-off businesses		6,058	6,542	(7)	6,073	—	20,077	20,284	(1)
Run- off businesses		—	—	—	103	—	—	1,282	—

Total gross deposits		6,058	6,542	(7)	6,176	(2)	20,077	21,566	(7)

Net deposits (on and off balance) by line of business
Life & protection		(12)	(12)	—	(12)	—	(39)	(46)	15
Fixed annuities		(584)	(653)	11	(88)	—	(1,780)	1,376	—
Variable annuities		225	217	4	208	8	419	603	(31)
Retail mutual funds		233	357	(35)	239	(3)	1,008	95	—

Individual savings & retirement products		(126)	(79)	(59)	359	—	(353)	2,074	—
Employer solutions & pensions		1,030	1,264	(19)	605	70	3,680	2,858	29
Life reinsurance		(14)	(15)	7	(17)	18	(44)	(55)	20
Canada		(191)	(197)	3	(69)	(177)	(870)	(187)	—

Total net deposits excluding run-off businesses		687	961	(29)	866	(21)	2,374	4,644	(49)
Run-off businesses		(1,370)	(2,317)	41	(4,651)	71	(6,730)	(10,425)	35

Total net deposits		(683)	(1,356)	50	(3,785)	82	(4,356)	(5,781)	25

AMERICAS

¡	Underlying earnings before tax increase 8% to USD 484 million

¡	Net income more than doubles to USD 628 million

¡	New life sales of USD 221 million and gross deposits stable at USD 6.1 billion

Underlying earnings before tax

¡	Earnings from Life & Protection in the Americas declined to USD 220 million as the comparable quarter last year benefited from favorable mortality experience.

¡	Individual Savings & Retirement earnings increased to USD 144 million. Fixed annuity earnings rose as the comparable quarter last year contained an exceptional charge, however, earnings are expected to trend downward as the product is de-emphasized. Variable annuity earnings were negatively impacted by USD 28 million as charges of USD 56 million related to updated policyholder behavior assumptions were only partly offset by reserve releases. Mutual funds returned to profitability as a result of continued net inflows and higher equity markets.

¡	Earnings from Employer Solutions & Pensions doubled to USD 101 million, mainly due to strong growth in the business, improved financial markets, expense savings and a USD 13 million reserve release related to the synthetic GIC business.

¡	Life Reinsurance earnings decreased to USD 4 million due mainly to an exceptional charge of USD 22 million relating to the changes in variable annuity policyholder behavior assumptions.

¡	Earnings from AEGON’s operations in Canada increased to USD 13 million in the third quarter. Earnings from the same quarter last year included an exceptional charge.

Net income

Net income from AEGON’s operations in the Americas increased to USD 628 million in the third quarter, mainly the result of lower impairments, improved results from fair value items and realized gains on investments.

Results from fair value items increased considerably compared with the same quarter last year to USD 117 million driven primarily by improved net hedge results as the loss from the macro equity hedge was more than offset by the effect of favorable equity markets on guarantees and a USD 12 million positive effect related to the changes in variable annuity GMWB policyholder behavior assumptions.

During the third quarter, trading in AEGON’s investment portfolio led to realized gains of USD 121 million, relating primarily to the sale of corporate investment grade bonds.

Net impairments for the quarter amounted to USD 111 million and were mostly linked to residential mortgage-backed securities. Compared with the previous quarter, gross impairments remained at the same level, while recoveries declined.

AEGON’s run-off businesses in the Americas recorded a loss in the third quarter of USD 35 million, an improvement over recent quarters.

Net income from AEGON’s operations in the Americas also included a tax benefit in the third quarter of USD 52 million. This benefit included USD 61 million in tax benefits related to cross-border intercompany reinsurance transactions between the United States and Ireland and tax benefits of USD 129 million resulting from the utilization of tax losses for which previously no deferred tax asset was recognized.

Operating expenses

Operating expenses declined 13% to USD 472 million as a result of lower employee benefit plan costs, the transfer of asset management activities to AEGON Asset Management and expense savings. On a comparable basis, operating expenses declined 4% year-on-year.

Sales and deposits

New life sales in the third quarter amounted to USD 221 million. New premium production for accident and health remained stable at USD 179 million.

Gross deposits, excluding run-off businesses, remained level with the comparable quarter last year at USD 6.1 billion as higher pension, mutual fund and variable annuity deposits were offset by a strong decrease in fixed annuity deposits, as the product is de-emphasized. Net deposits, excluding run-off businesses, totaled USD 0.7 billion as the pensions business in particular benefited from higher retention levels.

Value of new business

Value of new business declined to USD 66 million as a result of lower sales of fixed annuities, lower margins in the life insurance businesses and a change in business mix. The internal rate of return for the quarter was unchanged at 12%.

Revenue-generating investments

Compared with the second quarter 2010, revenue-generating investments increased to USD 317 billion as new money inflows and the effect of higher bond and equity markets offset outflows from AEGON’s run-off businesses.

REVENUE-GENERATING INVESTMENTS

	Sept. 30, 2010	June 30, 2010%
Revenue-generating investments (total)	316,655	301,630	5

Investments general account	129,925	126,348	3
Investments for account of policyholders	75,255	69,401	8
Off balance sheet investments third parties	111,475	105,881	5

THE NETHERLANDS

EUR millions	Notes	Q3 2010	Q2 2010%		Q3 2009%		YTD 2010	YTD 2009%
Underlying earnings before tax by line of business
Life and Savings		51	42	21	53	(4)	132	146	(10)
Pensions		42	29	45	38	11	118	121	(2)
Non life		3	19	(84)	7	(57)	29	20	45
Distribution		2	6	(67)	3	(33)	19	15	27
Share in underlying earnings before tax of associates		(1)	1	—	1	—		1	—

Underlying earnings before tax		97	97	—	102	(5)	298	303	(2)

Fair value items		184	68	171	(45)	—	343	(343)	—
Realized gains / (losses) on investments		35	23	52	50	(30)	154	173	(11)
Impairment charges		(4)	(6)	33	(12)	67	(11)	(118)	91
Other income / (charges)		—	33	—	—	—	33	—	—

Income before tax		312	215	45	95	—	817	15	—
Income tax		(75)	(45)	(67)	(21)	—	(187)	22	—

Net income		237	170	39	74	—	630	37	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		237	170	39	74	—	630	37	—

Net underlying earnings		88	57	54	78	13	222	226	(2)

Commissions and expenses		248	263	(6)	279	(11)	775	860	(10)
of which operating expenses		179	182	(2)	206	(13)	543	615	(12)

New life sales
Life single premiums		176	241	(27)	329	(47)	814	865	(6)
Life recurring premiums annualized		14	18	(22)	20	(30)	54	60	(10)

Total recurring plus 1/10 single		32	41	(22)	52	(38)	135	146	(8)

Life and Savings		18	21	(14)	19	(5)	66	61	8
Pensions		14	20	(30)	33	(58)	69	85	(19)

Total recurring plus 1/10 single		32	41	(22)	52	(38)	135	146	(8)

New premium production accident and health insurance		5	4	25	3	67	20	13	54
New premium production general insurance		6	6	—	6	—	20	19	5

Gross deposits (on and off balance) by line of business
Life and Savings		416	534	(22)	978	(57)	1,633	2,015	(19)
Pensions		109	90	21	167	(35)	259	312	(17)

Total gross deposits		525	624	(16)	1,145	(54)	1,892	2,327	(19)

Net deposits (on and off balance) by line of business
Life and Savings		(139)	50	—	440	—	(7)	416	—
Pensions		56	5	—	(85)	—	46	164	(72)

Total net deposits		(83)	55	—	355	—	39	580	(93)

THE NETHERLANDS

¡	Underlying earnings before tax amount to EUR 97 million

¡	Net income rises to EUR 237 million driven by favorable fair value items

¡	New life sales decline to EUR 32 million due to continued volatility in group pensions market

Underlying earnings before tax

¡	Earnings from AEGON’s Life & Savings operations in the Netherlands declined slightly to EUR 51 million in the third quarter. Lower costs in the life insurance business were more than offset by a loss of earnings following the sale of AEGON’s Dutch funeral insurance business earlier this year and lower margins on savings account balances.

¡	Earnings from the Pensions business increased to EUR 42 million mainly as a result of strict cost control.

¡	Non-life earnings decreased to EUR 2 million as a result of an increase in disability insurance claims and the impact of a severe storm in the Netherlands earlier this year.

Net income

Net income from AEGON’s businesses in the Netherlands increased to EUR 237 million in the third quarter. Fair value items improved considerably to EUR 184 million, the result mainly of an increase in the fair value of guarantees net of related hedges. Gains on investments amounted to EUR 35 million, due primarily to sales of high yield and emerging market debt. Impairments during the quarter amounted to just EUR 4 million.

Operating expenses

Operating expenses declined 13% to EUR 179 million. This was the result of a combination of cost savings, the transfer of asset management activities to AEGON Asset Management and the sale of the real estate brokerage business. On a comparable basis operating expenses in the third quarter declined 12%.

Sales and deposits

New life sales declined to EUR 32 million, mainly as a result of lower group pension sales. The current low interest rate environment had a major impact on the group pension market. However, sales in the SME pension market continue to hold up well. In the individual life insurance market, AEGON increased its market share to 10% in the third quarter as the company is able to sell these products in conjunction with mortgage loans, while sales for the Dutch individual market as a whole have come down considerably.

Value of new business

A combination of lower sales and a decrease in margins led to a decline in the value of new business in the third quarter to EUR 23 million. The internal rate of return on new business amounted to 16%, comfortably exceeding the company’s minimum hurdle rate of 11%.

Revenue-generating investments

Revenue-generating investments increased 7% compared with the second quarter to EUR 74 billion, primarily the result of higher bond and equity markets.

REVENUE-GENERATING INVESTMENTS

	Sept. 30, 2010	June 30, 2010%
Revenue-generating investments (total)	73,843	69,091	7

Investments general account	37,457	35,203	6
Investments for account of policyholders	23,869	23,605	1
Off balance sheet investments third parties	12,517	10,283	22

UNITED KINGDOM

GBP millions	Notes	Q3 2010	Q2 2010%		Q3 2009%		YTD 2010	YTD 2009%
Underlying earnings before tax by line of business
Life		23	15	53	10	130	56	28	100
Pensions		—	5	—	(14)	—	14	(2)	—
Distribution		1	(2)	—	(3)	—	(3)	(8)	63

Underlying earnings before tax		24	18	33	(7)	—	67	18	—

Fair value items		1	(11)	—	5	(80)	(8)	19	—
Realized gains / (losses) on investments		—	3	—	27	—	5	46	(89)
Impairment charges		(2)	(1)	(100)	(71)	97	(10)	(114)	91
Other income / (charges)	8	12	19	(37)	43	(72)	52	51	2

Income before tax		35	28	25	(3)	—	106	20	—
Income tax attributable to policyholder return		(23)	(19)	(21)	(44)	48	(63)	(51)	(24)

Income before income tax on shareholders return		12	9	33	(47)	—	43	(31)	—
Income tax on shareholders return		32	15	113	17	88	45	26	73

Net income		44	24	83	(30)	—	88	(5)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		44	24	83	(30)	—	88	(5)	—

Net underlying earnings		52	31	68	(2)	—	105	30	—

						—
Commissions and expenses		179	181	(1)	160	12	530	482	10
of which operating expenses		102	95	7	106	(4)	292	303	(4)

New life sales	9
Life single premiums		859	1,050	(18)	1,008	(15)	3,048	3,086	(1)
Life recurring premiums annualized		133	158	(16)	111	20	412	366	13

Total recurring plus 1/10 single		219	263	(17)	212	3	717	675	6

Life		17	23	(26)	40	(58)	66	152	(57)
Pensions		202	240	(16)	172	17	651	523	24

Total recurring plus 1/10 single		219	263	(17)	212	3	717	675	6

Gross deposits (on and off balance) by line of business
Variable annuities		13	16	(19)	25	(48)	61	126	(52)

Total gross deposits		13	16	(19)	25	(48)	61	126	(52)

Net deposits (on and off balance) by line of business
Variable annuities		1	9	(89)	18	(94)	35	108	(68)

Total net deposits		1	9	(89)	18	(94)	35	108	(68)

UNITED KINGDOM

¡	Underlying earnings before tax increase to GBP 24 million

¡	Net income improves to GBP 44 million mainly as a result of lower impairments

¡	New life sales gain 3% to GBP 219 million on higher sales of group pensions

Underlying earnings before tax

¡	Earnings from Life increased to GBP 23 million in the third quarter, driven by growth of the annuity book in previous periods and lower expenses following the closure of the Employee Benefits business.

¡	Results from Pensions improved as the benefits of further business growth and improved equity and credit markets were more than offset by the transfer of asset management activities to AEGON Asset Management, higher deferred policy acquisition costs amortization and higher expenses associated with positioning the business for the future. Also, the third quarter last year included a GBP 38 million charge relating to a program to improve consistency of customer records.

¡	Earnings from AEGON’s distribution businesses improved as a result of further cost savings and improved market conditions.

Net income

Net income from AEGON’s operation in the United Kingdom improved significantly to GBP 44 million in the third quarter, driven by higher underlying earnings before tax and lower impairments. Impairment charges for the quarter totaled just GBP 2 million. Gains on investments declined compared with the third quarter last year. Net income also included a tax credit, mainly driven by a GBP 25 million positive impact from the reduction of the corporate tax rate from 28% to 27% effective from 1 April, 2011 with consequential impact on deferred taxes.

Operating expenses

Operating expenses declined to GBP 102 million, mainly as a result of further cost savings and the transfer of asset management activities at the beginning of the year to AEGON Asset Management, partly offset by project related costs and charges relating to the restructuring of the UK business of GBP 11 million. In June, AEGON announced to re-focus its UK life and pensions business on two core markets – At Retirement and Workplace Savings – and to reduce operating cost by 25% by end 2011. It is expected that further restructuring charges will arise in the coming quarters.

Sales and deposits

New life sales increased 3% to GBP 219 million as higher sales of group pensions, primarily driven by market growth, offset a decline in annuities following earlier repricing. In addition, the comparable quarter last year included existing AEGON group personal pension business that was transferred internally to new group pension contracts. AEGON has decided not to include these rewrites as part of new business reporting as this gives a clearer indication of new premium secured.

Value of new business

Value of new business in the United Kingdom declined to GBP 16 million for the third quarter due to a decrease in immediate annuity sales following earlier repricing and lower margins. The internal rate of return on new business during the quarter was 11%.

Revenue-generating investments

Revenue-generating investments increased to GBP 56 million compared with the end of the previous quarter mainly as a result of higher equity markets during the quarter.

REVENUE-GENERATING INVESTMENTS

	Sept. 30, 2010	June 30, 2010%
Revenue-generating investments (total)	55,990	51,738	8

Investments general account	8,265	7,856	5
Investments for account of policyholders	47,725	43,882	9

NEW MARKETS

EUR millions	Notes	Q3 2010	Q2 2010%		Q3 2009%		YTD 2010	YTD 2009%
Underlying earnings before tax
Central Eastern Europe		20	19	5	33	(39)	66	88	(25)
Asia		(10)	(11)	9	(2)	—	(27)	(8)	—
Spain & France		24	19	26	15	60	63	47	34
Variable Annuities Europe		8	1	—	(4)	—	7	(5)	—
AEGON Asset Management		13	12	8	—	—	32	—	—

Underlying earnings before tax		55	40	38	42	31	141	122	16

Fair value items		(9)	(4)	(125)	(2)	—	(10)	5	—
Realized gains / (losses) on investments		2	8	(75)	2	—	13	5	160
Impairment charges		—	(9)	—	(1)	—	(11)	(6)	(83)
Other income / (charges)		(5)	(11)	55	2	—	(16)	(383)	96

Income before tax		43	24	79	43	—	117	(257)	—
Income tax		(13)	(9)	(44)	(16)	19	(35)	(51)	31

Net income		30	15	100	27	11	82	(308)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		30	15	100	27	11	81	(308)	—
Minority Interest		—	—	—	—	—	1	—	—

Net underlying earnings		41	30	37	29	41	103	74	39

Commissions and expenses		175	169	4	94	86	519	290	79
of which operating expenses		134	127	6	55	144	394	165	139

New life sales
Life single premiums		156	234	(33)	54	189	498	388	28
Life recurring premiums annualized		44	51	(14)	44	—	150	172	(13)

Total recurring plus 1/10 single		60	74	(19)	50	20	200	211	(5)

Life		50	66	(24)	39	28	169	137	23
Associates		10	8	25	11	(9)	31	74	(58)

Total recurring plus 1/10 single		60	74	(19)	50	20	200	211	(5)

Central Eastern Europe		26	24	8	21	24	69	54	28
Asia		9	9	—	7	29	28	27	4
Spain & France		25	41	(39)	22	14	103	130	(21)

Total recurring plus 1/10 single		60	74	(19)	50	20	200	211	(5)

New premium production accident and health insurance		1	4	(75)	1	—	9	4	125
New premium production general insurance		8	9	(11)	6	33	23	16	44

Gross deposits (on and off balance)
Central Eastern Europe		242	249	(3)	198	22	717	566	27
Asia		8	10	(20)	—	—	43	4	—
Spain & France		10	12	(17)	10	—	66	29	128
Variable Annuities Europe		167	175	(5)	136	23	530	462	15
AEGON Asset Management		3,734	1,341	178	1,182	—	6,185	2,579	140

Total gross deposits		4,161	1,787	133	1,526	173	7,541	3,640	107

Net deposits (on and off balance)
Central Eastern Europe		154	149	3	98	57	372	304	22
Asia		8	9	(11)	—	—	42	2	—
Spain & France		(11)	4	—	(5)	(120)	18	(17)	—
Variable Annuities Europe		71	47	51	13	—	197	108	82
AEGON Asset Management		3,071	(22)	—	647	—	2,972	(129)	—

Total net deposits		3,293	187	—	753	—	3,601	268	—

NEW MARKETS

¡	Underlying earnings before tax up 31% to EUR 55 million

¡	Net income up 11% to EUR 30 million, driven by higher underlying earnings before tax

¡	New life sales up 20% to EUR 60 million

Underlying earnings before tax

-	Earnings from Central & Eastern Europe declined to EUR 20 million for the third quarter due to EUR 10 million of claims relating to storms and floods earlier this year.

-	AEGON’s operations in Asia recorded a loss of EUR 10 million as a result of continued investments in the company’s joint ventures in China, India and Japan.

-	Earnings from Spain and France increased to EUR 24 million mainly as a result of higher contributions from La Mondiale, AEGON’s associate in France.

-	Earnings from Variable Annuities Europe increased to EUR 8 million. These results included a correction of EUR 5 million as some elements previously included in underlying earnings are now incorporated in fair value items.

-	Earnings from asset management amounted to EUR 13 million.

Net income

Net income from New Markets rose 11% to EUR 30 million for the third quarter, due mainly to higher underlying earnings before tax. There was however an increase in losses from fair value items, as a result of lower interest rates and an adjustment to previous quarters. These items have now been incorporated into underlying earnings before tax.

Operating expenses

Operating expenses for the third quarter amounted to EUR 134 million, an increase compared with the same quarter last year due to the inclusion of AEGON Asset Management in New Markets. Compared with the second quarter of this year, operating expenses were up 6% due to continued investments in growth of the business in Asia.

Sales and deposits

New life sales rose 20% to EUR 60 million in the third quarter as a result of good sales growth in Central & Eastern Europe, Asia and Spain.

-	In Central & Eastern Europe, total new life sales increased 24% to EUR 26 million as a result of strong single premium sales in Poland and continued growth in Hungary.

-	In Asia, new life sales were 29% higher at EUR 9 million as both China and India reported increased sales. Recently, AEGON-Religare opened its 100th branch office in India.

-	New life sales in Spain and France were up 14% to EUR 25 million as somewhat lower production from CAM, one of AEGON’s local savings bank partners, was more than offset by sales growth recorded at the company’s other partners in Spain.

New premium production from AEGON’s general insurance businesses increased to EUR 8 million in the third quarter, the result primarily of continued household and motor insurance sales in Hungary. From July 1, 2010, AEGON has started to offer household insurance to customers in Slovakia, leveraging on the expertise of the company’s existing Hungarian non-life business.

Gross deposits from New Markets increased substantially to EUR 4.2 billion, the result of new mandates and an improvement in sales of retail funds at AEGON Asset Management.

Value of new business

Value of new business in New Markets was up 29% to EUR 27 million in the quarter due to higher contributions from Central & Eastern Europe, Variable Annuities Europe and Asia. The internal rate of return remained high at 34%.

Revenue-generating investments

Revenue-generating investments rose 13% compared with the second quarter this year to EUR 33 billion driven by new asset management deposits and stronger financial markets.

Market developments

In Hungary, the Parliament passed laws that would suspend money transfers to the pension funds’ clients’ accounts and redirect them to the State budget, with the aim to reduce the budget deficit. The new regulation is planned to remain in force until December 31, 2011. The new law will also open the door for pension fund customers to step back to the public non-funded pension pillar. AEGON is assessing the potential impact on the current pension and distribution model.

In Poland, the Government plans to amend pension fund legislation as well. The main changes would be a lower contribution fee, special requirements on minimum mandatory capital and solvency margin, and the creation of three pension funds with distinct risk profiles (conservative, balanced, aggressive). AEGON is not in a position to speculate about the potential impact on its business.

REVENUE-GENERATING INVESTMENTS

	Sept. 30, 2010	June 30, 2010%
Revenue-generating investments (total)	33,459	29,692	13

Investments general account	2,890	2,900	—
Investments for account of policyholders	5,934	5,882	1
Off balance sheet investments third parties	24,635	20,910	18

FINANCIAL OVERVIEW, 2010 YEAR-TO-DATE GEOGRAPHICALLY

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	526	132	65	61	—	784
Individual savings and retirement products	389	—	—	(6)	—	383
Pensions	214	118	17	12	—	361
Life reinsurance	60	—	—	—	—	60
Non-life	—	29	—	8	—	37
Distribution	—	19	(4)	—	—	15
Asset Management	—	—	—	32	—	32
Other	—	—	—	—	(226)	(226)
Associates	3	—	—	34	—	37

Underlying earnings before tax	1,192	298	78	141	(226)	1,483

Fair value items	(32)	343	(9)	(10)	(101)	191
Realized gains / (losses) on investments	133	154	6	13	97	403
Impairment charges	(285)	(11)	(12)	(11)	—	(319)
Other income / (charges)	(106)	33	61	(16)	(23)	(51)
Run-off businesses	(137)	—	—	—	—	(137)

Income before tax	765	817	124	117	(253)	1,570
Income tax	71	(187)	(21)	(35)	44	(128)

Net income	836	630	103	82	(209)	1,442

Net underlying earnings	902	222	123	103	(184)	1,166

APPENDIX II

VALUE OF NEW BUSINESS AND IRR

EUR millions, after tax		VNB Q3 2010	VNB Q2 2010%		VNB Q3 2009%		VNB YTD 2010	VNB YTD 2009%
Americas		51	62	(18)	63	(19)	165	207	(20)
The Netherlands		23	30	(23)	51	(55)	102	118	(14)
United Kingdom		19	24	(21)	34	(44)	56	137	(59)
New Markets		27	32	(16)	21	29	91	88	3

Total		120	148	(19)	169	(29)	414	551	(25)

		IRR %	IRR%		IRR%
EUR millions, after tax		Q3 2010	Q2 2010		Q3 2009
Americas		12.1	12.9		12.1
The Netherlands		16.2	17.0		21.8
United Kingdom		11.4	11.9		13.4
New Markets		34.1	35.3		37.6

Total		17.8	18.4		18.5

MODELED NEW BUSINESS, APE AND DEPOSITS
		Premium business					Premium business
		APE					APE
EUR millions	Notes	Q3 2010	Q2 2010%		Q3 2009%		YTD 2010	YTD 2009%
	10
Americas		275	266	3	251	10	787	762	3
The Netherlands		38	58	(34)	87	(56)	189	209	(10)
United Kingdom		254	303	(16)	247	3	823	820	—
New Markets		80	97	(18)	60	33	257	278	(8)

Total		647	724	(11)	645	—	2,055	2,068	(1)

		Deposit business					Deposit business
		Deposits					Deposits
EUR millions	Notes	Q3 2010	Q2 2010%		Q3 2009%		YTD 2010	YTD 2009%
	10
Americas		4,131	4,325	(4)	4,367	(5)	12,381	14,731	(16)
United Kingdom		16	17	(6)	—	—	67	—	—
New Markets		231	303	(24)	95	143	841	417	102

Total		4,378	4,645	(6)	4,462	(2)	13,290	15,148	(12)

VNB/PVNBP SUMMARY
		Premium business				Premium business
		VNB	PVNBP	VNB / PVNBP	VNB / APE	VNB	PVNBP	VNB / PVNBP	VNB / APE
EUR millions	Notes	Q3 2010%			%	YTD 2010%			%
	11
Americas		32	1,221	2.6	11.6	96	3,462	2.8	12.2
The Netherlands		23	286	8.0	59.5	102	1,377	7.4	54.2
United Kingdom		19	1,529	1.2	7.5	56	5,450	1.0	6.8
New Markets		20	626	3.1	24.3	68	2,016	3.4	26.5

Total		93	3,662	2.5	14.4	323	12,305	2.6	15.7

		Deposit business				Deposit business
		VNB	PVNBP	VNB / PVNBP	VNB / Deposits	VNB	PVNBP	VNB / PVNBP	VNB / Deposits
EUR millions	Notes	Q3 2010%			%	YTD 2010%			%
	11
Americas		19	5,249	0.4	0.5	69	16,991	0.4	0.6
United Kingdom		—	16	0.7	0.7	—	67	(0.3)	(0.3)
New Markets		8	417	1.9	3.4	22	1,365	1.6	2.7

Total		27	5,682	0.5	0.6	92	18,423	0.5	0.7

Notes:

1)

For a definition of underlying earnings and the reconciliation from underlying earnings to income before tax we refer to Note 3 “Segment information” of our Condensed consolidated interim financial statements.

2)	Net income refers to net income attributable to equity holders of AEGON N.V. and minority interest.
3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
4)	Deposits on and off balance sheet. Run-off businesses includes results of business units where management has decided to exit the market and to run-off the existing block of business.
5)

The present value of future distributable earnings on the block of business sold in the reporting period. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and beginning of quarter operating assumptions.

6)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
7)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. All ratios exclude AEGON’s revaluation reserve.

8)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
9)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

10)	APE = recurring premium + 1/10 single premium.
11)	PVNBP: Present Value New Business Premium.

a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.
b)	The results in this release are unaudited.

Currencies

Income statement items: average rate 1 EUR = USD 1.3154 (2009: USD 1.3720).

Income statement items: average rate 1 EUR = GBP 0.8572 (2009: GBP 0.8855).

Balance sheet items: closing rate 1 EUR = USD 1.3648 (2009: USD 1.4643; year-end 2009: USD 1.4406).

Balance sheet items: closing rate 1 EUR = GBP 0.8599 (2009: GBP 0.9093; year-end 2009: GBP 0.8881).

ADDITIONAL INFORMATION

The Hague, November 11, 2010

Media conference call

08:00 CET

Audio webcast on www.aegon.com

Analyst & investor conference call

09:00 CET

Audio webcast on www.aegon.com

Call-in numbers:

NL     + 31 45 6316901

UK    + 44-207-153-2027

USA  +1-480-629-9726

Replay

A replay of the conference call will be available 2 hours after the conference call on www.aegon.com and on the following phone numbers:

UK +44 207 154 2833: Access Code: 4372526#

US +1 303 590 3030: Access Code: 4372526#

Supplements

AEGON’s Q3 2010 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and have some 40 million customers across the globe.

Key figures - EUR	Third quarter 2010	Full year 2009
Underlying earnings before tax	473 million	1.2 billion
New life sales	527 million	2.1 billion
Gross deposits (excl. run-off)	9.4 billion	28 billion
Revenue generating investments (end of period)	405 billion	363 billion

Contact information

Media relations: Greg Tucker

+31(0)70 344 8956

gcc-ir@aegon.com

Investor relations: Gerbrand Nijman

+31 (0)70 344 8305

877 548 9668 – toll free USA only

ir@aegon.com

www.aegon.com

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not viewed as a substitute for IFRS financial measures. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

	-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

	-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Changes in the policies of central banks and/or governments;

¡	Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

¡	Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Page 21 of 21